Exhibit 99.1

Global Mofy Establishes Vocational Education Institute to Meet Demand for Trained AI Talent

Beijing, July 9, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy “) (Nasdaq: GMM), a technology solutions provider engaged in virtual content production and the development of digital assets for use in the broader digital entertainment industry, today announced it has established the Century Mofy Vocational Education Institute (“the Institute”) to meet the surging demand for trained AI talent and computer graphic artists.

Located in Zhejiang, China, the Institute is dedicated to developing and supplying specialized talent in Artificial Intelligence Generated Content (“AIGC”) technology development and digital content creation, including a wide range of digital content such as images, videos, text, music, and more. AIGC leverages AI algorithms and machine learning models to generate content autonomously or assist human creators, making it a powerful tool in various industries, including entertainment, marketing, and media.

The Institute will offer specialized training for AI algorithm engineers, data labeling specialists, and computer graphics artists. During their studies, students will have the opportunity to work on commercial projects, gaining practical experience and directly applying the skills they acquire to meet industry needs. This will support both the upstream and downstream sectors of the industry, as well as its founding company, Global Mofy. The application window is open for students seeking a comprehensive vocational education curriculum that integrates industry practices with standard coursework.

Mr. Haogang Yang, CEO of Global Mofy, stated, “The AI market is evolving at an unprecedented pace, creating a critical shortage of trained talent worldwide. We aspire to eliminate this growth barrier by fulfilling the rising demand for skilled professionals. Our visionary mission is to drive the advancement of AIGC technology and cultivate creative leaders who will together shape the future of digital entertainment. By seamlessly blending industry practices with rigorous educational standards, we aim to provide students with unparalleled learning experiences and establish new benchmarks in vocational education.”

Key Features of the Century Mofy Vocational Education Institute:

Practical Training and Applied Experience: Utilizing Global Mofy’s extensive project and industry resources, students will engage in practical training through actual applications and commercial projects. This approach enhances students’ hands-on skills, helping them better understand and apply their knowledge to meet industry standards upon course completion.

Comprehensive Curriculum: Covering essential aspects of AIGC and computer graphics, including algorithm engineering, data labeling, modeling, animation, visual effects, and compositing. This ensures students gain a thorough understanding of each component and can effectively apply them in their future careers.

Collaboration with Industry Professionals: Students will collaborate with experienced, insightful industry professionals. This offers students the latest industry trends, technologies, and exposure opportunities, enhancing their learning experience and employability.

Expert Faculty and Advanced Facilities: Our faculty comprises experts with extensive industry experience and knowledge, ensuring students have access to the latest technologies and practices. Additionally, the institute is equipped with state-of-the-art facilities and equipment, providing education focused on practical skills to help students apply their knowledge in real-world environments.

Talent Development and Industry Placement: We offer top-performing students the opportunity to join Global Mofy, while also recommending them for various positions within the industry. This support helps students plan their future careers and contributes to the development of the digital entertainment industry.

Graduates will be well-equipped to work in AIGC technology development and digital content creation, making significant contributions to the digital entertainment industry. They will be able to fully utilize the professional skills they acquire in AI algorithm engineering, data labeling, and computer graphics throughout their careers. Looking ahead, the Institute plans to collaborate with universities and industry enterprises to continually enhance the quality of education, reflecting Global Mofy’s long-term commitment to nurturing the next generation of professionals in AIGC technology development and digital content creation.

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is a technology solutions provider engaged in virtual content production, and the development of digital assets for the digital entertainment industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 30,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com